Filed by Zalicus Inc.

Pursuant to Rule 425 under Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: Zalicus Inc.

Registration Statement File No.: 333-195818

ZALICUS UPDATES PROGRESS ON Z944 CLINICAL DEVELOPMENT

Modified-release Formulation Selected for Clinical Advancement

Translational Pharmacology Data to be Presented at World Pharma Congress

CAMBRIDGE, Mass. – May 22, 2014 – Zalicus Inc. (Nasdaq Capital Market: ZLCS), a biopharmaceutical company that discovers and develops novel treatments for patients suffering from pain, today reported successful results from a phase 1 clinical study to evaluate multiple modified-release formulations of Z944, a novel, oral, T-type calcium channel modulator in development for the treatment of pain. The open label, randomized cross-over study compared three modified-release tablet formulations of Z944 with the immediate-release capsule formulation which was shown to be effective in a previous human clinical model of pain. The selected tablet formulation demonstrates a superior exposure and tolerability profile and warrants further clinical development.

“This result represents a significant step forward in the development of Z944,” commented Mark H.N. Corrigan, MD, President and CEO of Zalicus. “A tablet formulation with an optimized pharmacokinetic and tolerability profile, together with the successful translation in a human pain model leaves Z944 poised to advance into Phase 2 in an appropriate pain indication.”

In addition, translational pharmacology studies performed in collaboration with Brown University and Rhode Island Hospital have confirmed the central nervous system (CNS) action and pharmacodynamic effects of Z944 using an electroencephalography (EEG) biomarker model. In this model, systemic Z944, at concentrations relevant to those effective in humans, reversed brain changes associated with neuropathic pain by restoring normal brain wave function. Furthermore, normalization of brain wave function by Z944 correlates with attenuation of pain-like behaviors in rodent neuropathic pain models.

“The ability of Z944 to normalize brain signaling dynamics and reverse evoked and spontaneous pain-like behaviors is an exciting finding for the pain field,” commented Carl Y. Saab, PhD, Assistant Professor of Neurosurgery and Neuroscience at Brown University & Rhode Island Hospital. “Our laboratory has demonstrated a strong correlation between chronic neuropathic pain behaviors and altered brain waves, further supporting the potential effectiveness of Z944 in pain.”

Dr. Saab will present data from the translational pharmacology collaboration with Zalicus at the 13th Annual World Pharma Congress: Tackling Translational Challenges in Boston on May 21, 2014.

245 First Street, Third Floor, Cambridge, MA 02142

Ph: 617 301 7000 Fax: 617 301 7010 www.zalicus.com

About Z944 and T-type Calcium Channels

Z944 is a novel, oral, state-dependent, selective T-type calcium channel modulator that has demonstrated efficacy in multiple preclinical pain models and in a Phase 1b experimental model of pain. T-type calcium channels have been recognized as key targets for therapeutic intervention in a broad range of cell functions and have been implicated in pain signaling. Zalicus is planning to advance a modified release formulation of Z944 through further clinical development in an appropriate pain indication.

About Zalicus

Zalicus Inc. (Nasdaq Capital Market: ZLCS) is a biopharmaceutical company that discovers and develops novel treatments for patients suffering from pain. Zalicus has a portfolio of proprietary clinical-stage product candidates targeting pain and has entered into multiple revenue-generating collaborations with large pharmaceutical companies relating to other products, product candidates and drug discovery technologies. Zalicus applies its expertise in the discovery and development of selective ion channel modulators and its combination high throughput screening capabilities to discover innovative therapeutics for itself and its collaborators in the areas of pain and oncology. To learn more about Zalicus, please visit www.zalicus.com.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Zalicus or Epirus Biopharmaceuticals, Inc. (“Epirus”) or the solicitation of any vote or approval. In connection with the proposed transaction with Epirus, Zalicus filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) on May 8, 2014 (the “Registration Statement”), containing a joint proxy statement/prospectus. These materials are not yet final and will be further amended. The Registration Statement contains important information about Zalicus, Epirus, the transaction and related matters. Zalicus and Epirus will mail or otherwise deliver the definitive joint proxy statement/prospectus to their respective stockholders when it becomes available. Investors and security holders of Zalicus and Epirus are urged to read carefully the joint proxy statement/prospectus relating to the merger (including any amendments or supplements thereto) in its entirety, because it contains important information about the proposed transaction.

Investors and security holders of Zalicus will be able to obtain free copies of the definitive joint proxy statement/prospectus for the proposed merger (when it is available) and other documents filed with the SEC by Zalicus through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders of Zalicus will be able to obtain free copies of the definitive joint proxy statement/prospectus for the proposed merger (when it is available) by contacting Zalicus, Attn: Justin Renz, jrenz@zalicus.com. Investors and security holders of Epirus will be able to obtain free copies of the definitive joint proxy statement/prospectus for the merger by contacting Epirus, Attn: Edward Scott, escott@epirusbiopharma.com.

Zalicus and Epirus, and their respective directors and certain of their executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the agreement between Zalicus and Epirus. Information regarding Zalicus’ directors and executive officers is contained in Zalicus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on March 14, 2014 (as amended by Form 10-K/A which was filed with the SEC on April 30, 2014), the Registration Statement, and will also be available in the definitive joint proxy statement/prospectus that will be filed by Zalicus with the SEC in connection with the proposed transaction. Information regarding Zalicus’ directors and officers and a more complete description of the interests of Epirus’ directors and officers in the proposed transaction is available in the Registration Statement.

Forward-Looking Statements

Any statements made in this press release relating to future financial or business performance, conditions, plans, prospects, trends, or strategies and other financial and business matters, including without limitation, the ability of Zalicus to close the transaction, the potential closing date of the transaction, the amount of Zalicus’ net cash at closing and the percentage of stock of the combined company to be received by Zalicus’ stockholders at closing, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, when or if used in this press release, the words “may,” “could,” “should,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “predict” and similar expressions and their variants, as they relate to Zalicus or its management, before or after the aforementioned merger, may identify forward-looking statements. Zalicus caution that these forward-looking statements are subject to numerous assumptions, risks, and uncertainties, which change over time. Further information on the factors and risks that could affect Zalicus’ business, financial conditions and results of operations are contained in Zalicus’ filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov. The forward-looking statements represent the estimates of Zalicus as of the date hereof only, and Zalicus specifically disclaims any duty or obligation to update forward-looking statements.

Other risks and uncertainties are more fully described in Zalicus’ Annual Report on Form 10-K for the year ended December 31, 2013, as amended by Zalicus’ 10-K/A, filed with the SEC, and in other filings that Zalicus makes and will make with the SEC in connection with the proposed transactions, including the proxy statement described below under “Additional Information will be Filed with the SEC.” Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The statements made herein speak only as of the date stated herein, and subsequent events and developments may cause our expectations and beliefs to change. While we may elect to update these forward-looking statements publicly at some point in the future, we specifically disclaim any obligation to do so, whether as a result of new information, future events or otherwise, except as required by law. These forward-looking statements should not be relied upon as representing our views as of any date after the date stated herein.

Contacts:

Justin Renz, CFO, Zalicus Inc.

617-301-7575

JRenz@zalicus.com

Gina Nugent

617-460-3579

gnugent@zalicus.com

(c) 2014 Zalicus Inc. All rights reserved.